Exhibit 99.1

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                                                                 CONCHA Y TORO

For Immediate Release

                           VINA CONCHA Y TORO REPORTS
                     THIRD QUARTER AND 9-MONTHS 2005 RESULTS


Santiago, Chile, October 28, 2005 - Vina Concha y Toro S.A. ("The Company" or "Concha y Toro") (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the quarter and nine-month periods ended September 30, 2005. Figures are stated in accordance with Chilean GAAP and in constant Chilean pesos (Ch$) as of September 30, 2005. US dollar figures (US$), except export figures, are based on the exchange rate effective Sept. 30, 2005 (US$1.00=Ch$529.2).

                                 Highlights 3Q05


     o   Total revenues in Chilean pesos decreased 0.6%.
     o   Export sales increased 6.7% in US dollar terms.
     o   Bottled export shipments increased 5% to 2,937,000 cases.
     o   Bottled domestic revenues increased 18.0% in value.
     o Operating income declined by 44.4% and the operating margin to 10.5% from 18.8%.
     o   Net income reduced 50.5% to Ch$3,945 million (US$7.5 million).
     o   Ebitda decreased 32.9% to Ch$8,647 million (US$16.3 million).
     o   Earnings per ADR declined 41.4% to US$ 0.21.


                                 Highlights 9M05

     o   Total revenues in Chilean pesos increased 7.0%.
     o   Export sales rose by 14.4% in US dollar terms.
     o   Bottled export shipments increased 12.1% to 7,793,000 cases.
     o   Bottled domestic revenues increased 19.4% in value.
     o Operating income decreased 16.2% and the operating margin fell to 14.0% in 9M05 from 17.8% in 9M04.
     o   Net income decreased 20.2% to Ch$15,011 million (US$28.4 million).
     o   Ebitda declined 6.7% to Ch$28,461 million (US$53.8 million).
     o   Earnings per ADR decreased 5.4% to US$ 0.79.
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                                                                 CONCHA Y TORO

Comments from the CEO

The Company's results for third quarter of the year have been strongly affected by the appreciation of the Chilean peso against all the currencies in which it invoices its exports, mainly the US dollar, euro and pound sterling. There was also the impact of the higher cost of our raw material as a result of increases in the price of grapes in the harvest that ended in April 2005.

Despite the more adverse scenario faced by the Company and the impact on its operating income and margin, it is important to point out the fundamental aspects of our growth strategy.

Our exports in dollar terms increased by 14.4% in the nine-month period, driven by positive results in the USA, Asia, Canada and Europe. Shipments on the other hand rose by 12.1%. Despite a slower growth rate, 6.7%, in the last quarter as a result of a difficult comparison given the extraordinary growth of 2004, it is important to emphasize the Company's solid competitive position. Premium wines continue to grow at the fastest rate among the portfolio, led by Casillero del Diablo brand which continues to grow robustly, especially in the European and American markets.

In the domestic market, the Company has felt the results of its medium-term strategy to seek to recover normal margins and profitability in this business. Revenues increased by 19.4% in the nine-month period and by 18% in the third quarter. This was achieved with a higher average price and increased volumes.

Our foreign subsidiaries are also contributing to the results, with Trivento increasing its exports at a faster rate than the industry and its wide market coverage consolidating its position as Argentina's second wine exporter. Concha y Toro UK has grown in a highly-competitive market, building up and investing in the Concha y Toro name.

                           Third Quarter 2005 Results

Total Revenues

Total revenues decreased 0.6% to Ch$54,557 million (US$103 million) from Ch$54,884 million (US$104 million). Higher domestic wine sales, stronger sales from the subsidiary in the UK and higher export revenues from Argentina were offset by the decrease in revenues from export sales to third parties which were impacted by a 15% appreciation of the Chilean peso against the dollar.

                                                                               2
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

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                                                                 CONCHA Y TORO

                                     Table 1
                                 Total Revenues
                                (in Ch$ millions)

-----------------------------------------------------------------------------------------------------------------------
                                                                   Change                                      Change
                                      3Q05          3Q04            (%)           9M05           9M04           (%)
                                  ----------     ----------     ----------     ----------     ----------     ----------
Chile:
Domestic- Wine                        12,360         10,472           18.0%        32,874         27,536           19.4%
Exports to third parties              28,122         32,279          -12.9%        79,261         79,141            0.2%
Concha y Toro UK                       7,647          6,045           26.5%        19,397         16,078           20.6%
Other revenues                         2,071          2,129           -2.7%         5,651          5,496            2.8%


Argentina:
Domestic                               1,138          1,685          -32.5%         3,388          4,457          -24.0%
Exports                                3,219          2,275           41.5%         7,624          5,844           30.5%
                                  ----------     ----------     ----------     ----------     ----------     ----------
                       TOTAL          54,557         54,884           -0.6%       148,196        138,551            7.0%
                                  ==========     ==========     ==========     ==========     ==========     ==========

Domestic Sales, Chile.

Total domestic wine sales increased 18.0% to Ch$12,360 million (US$23 million) in 3Q05 from Ch$10,472 million (US$20 million) in 3Q04. Domestic bottled wine sales (excluding bulk sales) for the period increased 18.2% to Ch$12,360 million from Ch$10,455 million in 3Q04. There were no bulk sales in this period.

The 18.2% improvement in domestic bottled wine sales was the result of a 15.1% increase in the average price and a 2.7% increase in sales volume. The higher average price in the local market reflects the price increase of approximately 8% made in July. Volume growth was led by a 2% improvement in the popular category and a 22% increase in the premium category. The Company's strategy in this market continues to focus on increasing domestic market profitability, seeking higher average prices and a better mix.

Export Revenues.
Export revenues from sales to third parties decreased 12.9% to Ch$28,122 million in 3Q05 from Ch$32,279 million in 3Q04. Stronger sales (in US dollars) were offset by the sharp appreciation of the Chilean peso against the US dollar and the euro. For the quarter, revenues in Chilean pesos include the impact of the appreciation of the Chilean peso against the US dollar of approximately 14.7%, year-on-year (a fall in the exchange rate from Ch$647 in 3Q04 to Ch$552 in 3Q05).

Sales from the UK subsidiary increased 26.5% to Ch$7,647 million. Strong volume sales in the quarter reflect the solid position of the Concha y Toro portfolio as a result of a successful multi-channel distribution strategy.

                                                                               3
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                                                                 CONCHA Y TORO

o    Exports of Bottled Wine in US$:
     -------------------------------

The following figures, representing exports in dollar terms and volume, include those to third parties as well as to the Company's distribution subsidiary in the UK. For the quarter, exports increased 6.7% to US$ 59.9 million from US$56.1 million. Volumes shipped increased 5% while the average price rose 1.7%.

                                     Graph 1
                          Export Value (US$) by Region
                               Third Quarter 2005

                            [GRAPHIC CHART OMITTED]


        Export sales in U.S. $ (quarter)

        U.S.                                13,010,612      21.7%
        Canada                               2,995,869       5.0%
        Europe                              29,906,136      49.9%
        Central America                      6,126,885      10.2%
        South America                        5,262,221       8.8%
        Asia                                 1,752,041       2.9%
        Other                                  840,975       1.4%
                                            59,894,739     100.0%

The most important growth in the quarter came from the United States where export sales rose by 55%, with solid progress in all categories. Growth in premium categories (+75%) has been driven by the favorable acceptance of Casillero del Diablo.

There was no growth in Europe, explained by a fall of 3.5% in the UK. On the one hand, there was a 31% growth in the Concha y Toro wine portfolio commercialized by the subsidiary Concha y Toro UK, but this was offset by a 34% fall in the sales of the subsidiary Cono Sur following the promotion of its Isla Negra brand in 3Q04 which was not repeated in 3Q2005. In the rest of Europe shipments increased 3% with the highest growth in Germany, Sweden and Russia.

The Central America/Caribbean region increased by 2.8%, exports to Asia decreased 9.4% following a strong 2Q2005 (+64%) and South America fell by 16.6% mainly following a contraction and difficult comparables in Venezuela.

o    Exports of Bottled Wine in Volume:
     ----------------------------------

Export volumes increased 5.0% to 2,937,000 cases. For the quarter, the largest volume increase was recorded in the USA market with a 46% rise. Volumes increased across the portfolio, the highlight of the quarter being increased sales of the Casillero del Diablo line.

Volume was flat (+0.3%) in Europe and declined by 2.9% in the U.K. as explained above. This is the result of lower volumes of Vina Cono Sur which faced a very difficult comparison as a result of a promotion of its Isla Negra line in the third quarter of 2004. The volumes sold by Concha y Toro UK grew by 33%.

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                                                                 CONCHA Y TORO

Central America/Caribbean increased volume by 4.5% and Asia decreased by 17.2% following a strong second quarter. In South America, shipments decreased 26.8% with lower volumes in Brazil and Venezuela.

By segment, figures reveal a 22.3% and 10.2% increase respectively in shipments of premium and varietal wines. Exports of varietal blends increased 3.1% and volumes of popular wines decreased 23.6%.

     o Prices: The average price per case increased 1.7% to US$ 20.39 from US$20.06 in 3Q04, mainly due to higher prices across the portfolio of products.

Argentine Operations.
Total revenues from the Argentine operation increased 10% to Ch$4,357 million (US$8.2 million). Exports from Argentina increased 41.5% but this was partly compensated by a 32.5% decrease in domestic sales.

Exports for the quarter from Trivento increased 61.7% by volume. Total volume reached 401,000 cases, led by strong volume growth in Europe and the US and Canada. The Company continues to sustain growth through new business opportunities and to increase the penetration of its markets. Domestic sales in Argentina were affected by the price rises made in order to improve profitability in this market.

Other Revenues.
Lower bottling fees and the termination of the operations of the subsidiary Villa Alegre are the main factors explaining the 2.7% decrease in other revenues.

Cost of Sales

For the quarter, the total cost of sales rose 10.4% to Ch$36,737 million (US$69 million) from Ch$33,264 million (US$63 million) in 3Q04. The cost of sales as a percentage of total sales increased to 67.3% from 60.6% as a result of higher wine costs (mainly explained by higher grape costs of the 2005 vintage).

The gross margin decreased to 32.7% from 39.4%, mainly as a result of the strong appreciation of the Chilean peso and its impact on foreign currency revenues and also the higher cost of wine, as explained above.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 6.8% to Ch$12,089 million (US$22.8 million). As a percentage of revenues, SG&A increased to 22.2% from the 20.6% recorded in 3Q04, mainly due to higher marketing expenses related to the increase in the scale of operations of the foreign subsidiaries (UK and Argentina).

Operating Income

Operating income decreased 44.4% to Ch$5,730 million (US$10.8 million) in 3Q05 compared to Ch$10,297 million (US$19.5 million) in 3Q04. The operating margin declined to 10.5% from 18.8%, this contraction is explained by the impact of the sharp appreciation of the Chilean peso on dollar-denominated revenues and the increase on average wine costs as a result of the higher grape price from the 2005 vintage.

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                                                                 CONCHA Y TORO

Operating income excluding exchange rate effect decreased 9.7% to approximately $9,298 million (US$ 17.6 million) and operating margin was 15.6%.

Non-Operating Result

Non-operating income decreased 61.9% mainly due to lower equity income from Vina Almaviva.

Total non-operating expenses increased 4.2% to Ch$1,075 million (US$2.0 million) from Ch$1,032 million (US$2.0 million). This result is explained by higher interest payments, partly compensated by a gain in exchange differences for the period.

o Interest expenses totaled Ch$987 million (US$1.9 million) compared to Ch$439 million (US$0.8 million) due to higher financial debt. Financial debt increased from Ch$60,702 (US$114 million) in September 30, 2004 to Ch$91,152 million (US$172 million) as of September 30, 2005, following the placement of a 21-year bond of Ch$34,544 million on the Chilean domestic market in April 2005. The proceeds were used mainly to finance capital expenditure in agricultural and production capacity. The financial debt to equity ratio increased from 0.39 as of September 2004 to 0.55 as of September 2005.
o Exchange differences produced a gain of Ch$33 million (US$62 thousand) compared to a loss of Ch$411 million (US$778 thousand) in 3Q04.

                                     Table 2
                              Non-Operating Results
                                (in Ch$ millions)
---------------------------------------------------------------------------------------------------------------------------------
                                                                            Change                                      Change
                                                3Q05          3Q04            (%)           9M05           9M04           (%)
                                            ----------     ----------     ----------     ----------     ----------     ----------
Non-operating Income
Equity Income                                      -53            114         -146.1%            96            108          -11.2%
Other Non-operating Income                         145            128           13.0%           340            271           25.2%
Total Non-operating Income                          92            242          -61.9%           436            379           14.9%

Non-operating expenses
Interest Expense                                  -987           -439          124.8%        -2,533         -1,161          118.1%
Price Level Restatement                             60             31           95.5%           -19            216         -108.7%
Exchange Differences                                33           -411         -108.0%            -6         -1,376          -99.6%
Other Non-operating Expenses                      -181           -212          -14.5%          -425           -296           43.5%
Total Non-operating Expenses                    -1,075         -1,032            4.2%        -2,982         -2,617           14.0%
                                            ----------     ----------     ----------     ----------     ----------     ----------
             Total Non-Operating Result           -983           -789           24.6%        -2,547         -2,238           13.8%
                                            ==========     ==========     ==========     ==========     ==========     ==========

Net Income and Earnings per Share (EPS)
Net income for the period decreased 50.5% to Ch$3,945 million (US$7.5 million) from Ch$7,977 million (US$15.1 million). Based on 719,170,735 weighted average shares, Concha y Toro's earnings decreased to Ch$5.49 per share from Ch$11.09, for the quarter. Earnings per ADR were Ch$109.8 in 3Q05. In US dollar terms, earnings per ADR decreased 41.4% to US$ 0.21 in the third quarter of 2005 from US$ 0.35 for the third quarter of 2004.

                                                                               6
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                                                                 CONCHA Y TORO

                              9-Months 2005 Results

Total Revenues

Total revenues for the nine-month period ended September 2005 increased 7.0% to Ch$148,196 million (US$280 million) from Ch$138,551 million (US$262 million) in 9M04. Revenues increased following stronger sales in the Chilean domestic market, higher sales from Concha y Toro UK and the increase in exports from Argentina. Exports from Chile to third parties were flat (0.2%) as a result of the strong appreciation of the Chilean peso, approximately 10.5% year-on-year.

Domestic Sales, Chile.
Total domestic wine sales (including bulk) increased 19.4% to Ch$32,874 million
(US$62 million) in 9M05 from Ch$27,536 million (US$52 million) in 9M04. Domestic bottled wines sales (excluding bulk sales) for the period increased 19.4% to Ch$32,854 million from Ch$27,519 million in 9M04. Bulk sales totaled Ch$20 million.

The 19.4% rise in bottled domestic revenues was the result of a 4.1% increase in volume and a 14.7% rise in the average price. The increase in volume resulted from a 4.1% growth in the popular wine category and a 16.2% rise in premium wines. The higher average price responds to price increases of between 10% and 12% made in February across the portfolio and an 8% rise in July mainly in the generic wines category.

Export revenues.
Total export revenues from third parties increased 0.2% to Ch$79,261 million in 9M05 from Ch$79,141 million in 9M04. Greater volumes and higher sales in foreign currency were offset by the appreciation of the Chilean peso against the US dollar and euro. Revenues in Chilean pesos include the impact of the appreciation of the Chilean peso against the US dollar of approximately 10.5% over the period.

Sales of Concha y Toro UK increased 20.6% to Ch$19,397 million in 9M05. This result reflects strong volume gains and a successful branding strategy for Concha y Toro in the UK.

     o Exports of bottled wine in US$: Exports in US dollar terms, which include exports to third parties and those to the UK subsidiary, increased 14.4% to US$ 159.6 million in 9M05 from US$139.5 million in 9M04, resulting from a 12.1% increase in volume and a 2.0% increase in the average price in US dollars.

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                                                                 CONCHA Y TORO

                             First Nine Months 2005
                         Exports (US dollars) by Region

                            [GRAPHIC CHART OMITTED]

        U.S.                               33,575,271      21.0%
        Canada                              7,778,100       4.9%
        Europe                             81,656,430      51.2%
        Asia                                8,519,461       5.3%
        Central America                    14,729,251       9.2%
        South America                      12,717,304       8.0%
        Other                                 646,642       0.4%
                                          159,622,459     100.0%

Export revenues grew in all regional markets. The largest increases for the 9-month period were achieved in the US market (+26.4%), Canada (+17.3%) and Asia
(+17.2%). The rest of the markets grew as follow: Europe (+12.3%), Central
America/Caribbean (+10.9%) and South America (2.3%).

     o Export volumes of bottled wine: Export volumes increased 12.1% to 7,793,000 cases. The highest growth rates were recorded in the American market, with a rise of 18.5%, and Asia, where shipments grew by 22.8%. The growth in the United States, benefiting from a strong third quarter, reflects the Company's solid position with its Frontera line which is growing at rates of over 10% and, above all, by the strong performance of the premium wines with the great acceptance of our Casillero del Diablo line. The growth in Asia reflects a recovery in Japan and favorable growth in the rest of Asia where the base is small but the potential great.

Shipments to Europe increased 12.2% following a 9.8% increase in the UK market and 14.5% growth in the rest of Europe (excluding the UK). In Canada, volumes improved by 4% following an improvement in the mix, and Central
America/Caribbean increased by 13.4%. Shipments to South America declined by 5.5% mainly due to lower volumes in Brazil.

Shipments by segment reveal a 17% increase in premium wines, mainly due to stronger sales of Casillero del Diablo in the US and Europe. Varietal wine sales by volume edged up 0.9%, while shipments of varietal blends increased 11.3%.

     o Prices: The average price per case increased 2.0% to US$ 20.48 from US$20.08 in 9M04, as the product mix improved following larger sales of premium wines and price increases across the portfolio.

Argentine Operations.
Total revenue from our Argentine businesses increased 6.9% to Ch$11,012 million
(US$20.8 million) following a 30.5% increase in exports and a 24% decrease in domestic sales.

As of September 2005, Trivento exports of bottled wine totaled 896,000 cases representing a 45% volume increase over the same period of 2004. Growth was led by the strong progress of Trivento wines in Europe and the US market.

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                                                                 CONCHA Y TORO

Lower domestic sales (15% fall in revenues in Argentine pesos) is mainly explained by the strategy followed by the Company which has focused on profitability, seeking a higher average price for its local sales. In Argentine pesos, the average price has increased by around 12% in the first 9 months of 2005 as compared to the same period in 2004.

Other Revenues.
Other revenues increased 2.8% mainly due to larger sales of fruit and merchandising products.

Cost of Sales

The total cost of sales for the period rose 14.1% to Ch$ 94,698 million (US$179 million) from Ch$82,971 million (US$ 157 million) in 2004. The cost of sales as a percentage of total sales increased to 63.9% from 59.9% mainly as a result of the higher average wine cost resulting from higher grape costs for the 2005 vintage.

The gross margin decreased from Ch$55,580 (US$105 million) to Ch$53,498 million
(US$101 million) and as a percentage of sales decreased from 40.1% to 36.1%, mainly as a result of the impact of the Chilean peso appreciation on foreign currency denominated revenues and the higher wine cost mentioned above.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 6.3% to Ch$32,808 million
(US$62 million) from Ch$30,877 million (US$58 million). The SG&A increase reflects higher marketing expenses related to the increase in volumes and the larger scale of the foreign subsidiaries SG&A, as a percentage of revenues, decreased to 22.1% from the 22.3% in 9M04.

Operating Income

Operating income decreased 16.2% to Ch$20,691 million (US$39 million) compared to Ch$24,703 million (US$ 46.7 million) in the same period of 2004. The operating margin decreased from 17.8% to 14.0% following the contraction in the gross margin, as a result of the sharp appreciation of the Chilean peso an its impact on foreign currency denominated revenues and higher wine costs resulting from the increase in grape prices for the 2005 vintage.

Non-Operating Results

Non-operating income increased 14.9% to Ch$436 million (US$0.8 million) from Ch$379 million (US$0.7 million), mainly reflecting a better result in other non-operating income (financial income).

Non-operating expenses increased 14% to Ch$2,982 million (US$5.6 million) in 9M05 from Ch$2,617 million (US$4.9 million) in 9M04. This resulted from an increase in interest expenses from Ch$1,161 million (US$2.2 million) to Ch$2,533 million (US$4.8 million) due to an increase in financial debt of Ch$30,480 million (US$57.5 million). This was partly compensated by a smaller loss in exchange differences of Ch$6 million in 9M05, compared to a loss of Ch$1,376 million in 9M04.

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                                                                 CONCHA Y TORO

Net Income and Earnings per Share (EPS)

Net Income for the period decreased 20.2% to Ch$15,011 million (US$28.4 million) from Ch$18,814 million (US$35.6 million). Concha y Toro's EPS decreased to Ch$
20.87 per share from Ch$ 26.16; earnings per ADR were Ch$417.4 in 9M05 and Ch$
523.2 in 9M04. In US dollar terms, earnings per ADR decreased 5.4% to US$ 0.79 compared to US$ 0.83 for the first nine-month period of 2004.

                                  Balance Sheet

Assets

As of September 30, 2005, the Company's consolidated assets totaled Ch$309,375 million (US$584.6 million), and were Ch$ 41,629 million (US$ 78.7 million) higher than the figure reported a year earlier. This increase is mainly explained by increases in current assets (inventories) and in fixed assets, involving the acquisition of new vineyards, construction and infrastructure.

Liabilities

As of September 30, 2005 net financial debt stood at Ch$91,152 million (US$172.2 million) representing a year-on-year increase of Ch$30,480 million (US$57.5 million). On April 26, 2005 Concha y Toro placed a 21-year bond for Ch$34,544 million on the domestic market at a 3.9% interest rate. The proceeds were used to repay financial debt, mainly at short term, and the remaining funds will finance new investments to support future growth. As a result of the increase in the debt level, interest expenses rose to Ch$2,533 million (US$4.8 million) during the nine-month period of 2005 from Ch$1,161 million (US$2.2 million) in the same period of 2004.

As of September 30, the financial debt to equity ratio increased to 0.55 from
0.39 in the same period in 2004.

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                                                                 CONCHA Y TORO

About Vina Concha y Toro
Vina Concha y Toro is South America's leading wine producer whose products are distributed in 110 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marques de Casa Concha, Trio, Casillero del Diablo, Sunrise and
Frontera. The Company owns 5,391 hectares of vineyards planted in Chile and 663 hectares in Argentina.

Vina Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol "Conchatoro". In 1994, it became the first winery in the world to list on the New York Stock Exchange under the ticker symbol "VCO". The
Company has 1,792 employees and is headquartered in Santiago, Chile.


Forward Looking Statements
This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section
21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items.
Forward-looking statements may be identified by the use of words such as "anticipate", "continue", "estimate", "expect", "intend", "may", "believe" and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company's filings with the Securities and Exchange
Commission.

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                                                                 CONCHA Y TORO

Vina Concha y Toro S.A.
Consolidated Income Statement
(In thousands of constant Chilean pesos as of September 30, 2005)

                                      3Q2005         3Q2004           Change       9M2005         9M2004           Change
                                      Th. Ch$        Th. Ch$             %         Th. Ch$        Th. Ch$             %
                                  ---------------------------------------------------------------------------------------
Operating Results
Sales revenues                      54,556,522     54,884,030           -0.6    148,196,343    138,550,989            7.0
Cost of sales                       36,737,453     33,263,651           10.4     94,697,937     82,971,334           14.1
% of sales                                67.3%          60.6%                         63.9%          59.9%
Gross Margin                        17,819,069     21,620,379          -17.6     53,498,406     55,579,655           -3.7
% of sales                                32.7%          39.4%                         36.1%          40.1%
Selling & Adm. Expenses             12,089,365     11,323,808            6.8     32,807,590     30,876,824            6.3
% of sales                                22.2%          20.6%                         22.1%          22.3%
-------------------------------------------------------------------------------------------------------------------------
Operating Income                     5,729,705     10,296,570          -44.4%    20,690,816     24,702,831          -16.2
% of sales                                10.5%          18.8%                         14.0%          17.8%
-------------------------------------------------------------------------------------------------------------------------
Non-Operating Results
-Non-operating income                  144,867        128,256           13.0        339,674        271,228           25.2
-Equity income                         -52,597        114,196         -146.1         96,109        108,179          -11.2
-Non-operating expenses               -181,121       -211,934           14.5       -425,157       -296,287           43.5
-Financial expenses                   -987,072       -439,072          124.8     -2,532,603     -1,161,008          118.1
-Price level restatement                60,189         30,785           95.5        -18,657        215,517         -108.7
-Exchange differences                   32,744       -411,446         -108.0         -6,070     -1,375,560          -99.6
Non-operating result                  -982,990       -789,215           24.6     -2,546,704     -2,237,929           13.8

Income before income tax             4,746,715      9,507,355          -50.1     18,144,112     22,464,902          -19.2
Less: income tax                      -802,111     -1,532,437          -47.7     -3,133,659     -3,653,994          -14.2
Minority interest                          481          2,218          -78.3             69          3,538          -98.0

-------------------------------------------------------------------------------------------------------------------------
Net Income                           3,945,085      7,977,136          -50.5     15,010,522     18,814,444          -20.2
-------------------------------------------------------------------------------------------------------------------------
-Earnings per share (Ch$)                 5.49          11.09          -50.5          20.87          26.16          -20.2
-Earnings per ADR (US$)                   0.21           0.35          -41.4           0.79           0.83           -5.4

EBITDA                               8,647,133     12,893,823          -32.9     28,461,382     30,489,405           -6.7
% sales                                   15.8%          23.5%                         19.2%          22.0%
Number of shares                   719,170,735    719,170,735                   719,170,735    719,170,735

Ratio local shares to ADRs =1:20
Exchange rate
US$1.0=Ch$529.2

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

                                                               [GRAPHIC OMITTED]
                                                                 CONCHA Y TORO

Vina Concha y Toro S.A.
Consolidated Balance Sheet
(In thousands of constant Chilean pesos and US dollars as of September 30, 2005)

                                                      As of Sept. 30,     As of Sept. 30,     As of Sept. 30,
                                                                 2005                2004                2005
                                                              Th. Ch$             Th. Ch$             Th. US$
                                                      -------------------------------------------------------
Assets
Cash and Equivalents                                        1,119,149           2,193,922               2,115
Inventories                                                86,086,194          64,858,172             162,672
Accounts receivable                                        48,342,483          50,340,862              91,350
Other current assets                                       18,893,415          17,531,669              35,702
Total current assets                                      154,441,241         134,924,625             291,839

Property, plant & equipment, net                          143,540,055         124,184,582             271,240
Other assets                                               11,393,868           8,637,226              21,530

Total assets                                              309,375,164         267,746,433             584,609

Liabilities and Shareholders' Equity
Short term debt (1)                                        27,745,307          30,544,913              52,429
Other current liabilities                                  46,934,602          46,308,287              88,690
Total current liabilities                                  74,679,909          76,853,200             141,118
Long term debt (1)                                         63,407,082          30,127,317             119,817
Other long-term liabilities                                 6,896,489           5,353,357              13,032
Total long-term liabilities                                70,303,571          35,480,674             132,849

Minority interest                                               9,519               9,960                  18

Shareholders' Equity                                      164,382,165         155,402,599             310,624

Total liabilities and Shareholders' equity                309,375,164         267,746,433             584,609


(1) includes only financial debt Exchange rate:US$1.0=Ch$529.2

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